Delisting Determination, The Nasdaq Stock Market, LLC, March 3, 2023, Calithera Biosciences, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Calithera Biosciences, Inc., effective at the opening of the trading session on March 13, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staff determination on January 24, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on February 2, 2023.